Report To Shareholders

Atna is entering its 20th year of operations with a successful record of discovery and with an invigorated exploration team poised to make new discoveries.  As the gold price began to rise in late 2002, Atna was among the first companies to recognize the opportunity in Nevada and to quickly adapt its strategy to build and develop a portfolio of drill ready exploration properties.  We successfully attracted a number of partners in 2003 to share the risk and leverage our exploration expenditures.  We continue to acquire excellent new prospects and partners and we will see many of our projects drilled during the coming season.  Key elements of our strategy include acquiring and adding value to new projects, finding new partners to increase success, and continuing the search for a more advanced “flagship” project.  Joint Venture deals have been structured to give us a dual opportunity to participate in exploration success by taking a share position in the partner and retaining a significant participating interest in the project.

Among the highlights of the year was the acquisition of a major land position in the historic Jarbidge mining camp.  Jarbidge is a bonanza gold/silver district that has not received exploration since the 1930’s.  Our exploration team has identified a number of high-grade gold/silver occurrences, alteration systems, and soil anomalies within our expansive land holdings.  Atna will drill Jarbidge on its own account. Joint Venture partners will drill our other Nevada projects, including Clover, Golden Cloud, Sno, and Beowawe.

Part of Atna’s strength is the diversity of its assets.  As base metal prices strengthen, more attention is warranted on our Yukon massive sulphide deposits and our exploration projects in Chile.  Atna’s share in the Yukon resource at Wolverine is on the order of 30 million ounces of silver.  A drill program and stand-alone scoping study is planned for Wolverine this year.  Additional silver and gold credits are present in the Wolf and Marg deposits.  In Chile, we retain a 100% interest in the Cachinal silver/gold exploration prospect north of the El Penon gold mine and the Celeste copper property with the water exploration rights in the surrounding district.  Atna will continue to maintain these assets and look for partners to explore them.

The company is in good financial condition, having completed a brokered private placement at the end of 2003 to bring our year-end cash balance to $3.7 million.  The strengthening Canadian dollar has empowered us to obtain a bigger “bang for the buck” in the US.

Our team has been strengthened with the addition of Bill Stanley as Vice President, Exploration and Wilson Barbour as a Board Director.  Based in Reno, Bill brings 20 years of experience in Nevada gold exploration and a successful track record, having been behind the discovery of several producing gold deposits.  Wilson Barbour brings 30 years of solid experience in the industry and a strong financial background.  Peter DeLancey stepped down from the Board due to ill health.  His years of dedicated effort to the benefit of Atna shareholders are much appreciated.

Atna has a focused, experienced team committed to the success of the company, a well rounded, experienced and independent Board, and quality partners to share the risk and leverage our opportunities.  In 2004 we will continue to acquire high potential projects, drill at least 5 of our properties, and further work to advance the Wolverine project towards feasibility.  With our diverse assets, portfolio of perspective prospects, and money in the bank we anticipate that the 20th anniversary year will provide considerable appreciation in the value of the company for our shareholders.

/s/ David Watkins

David H. Watkins

President and CEO

Nevada

Atna has an impressive portfolio of properties in Nevada with advanced drill ready target. The Jarbidge and Clover projects were added to our portfolio of high-grade gold targets and have exceptional gold exploration potential.  The company will continue to focus on under-explored, high-grade gold districts in Nevada.

JARBIDGE DISTRICT

The Jarbidge Project is located in northern Elko County, Nevada.  Bonanza gold/silver veins in the district produced 355,000 oz of gold and 1,600,000 oz of silver from 1910 to 1930.  Recovered, diluted grades averaged 15.7 g/t gold and 46.2 g/t silver.  There has been no modern exploration for high-grade underground reserves since production ended.  Atna’s land position covers in excess of 15 kilometers of vein/structure strike length.  Grab samples of vein material assayed over 120 g/t gold and reported gold-in-soil anomalies, with grades over 3.5 g/t, can be traced over 300 m in length along structures.  Permitting of a, 20 to 30 hole, drill program for 2004 has been initiated.  Crews will begin fieldwork in May.

GOLDEN CLOUD PROJECT

Golden Cloud, strategically located adjacent to the Hecla/Great Basin Ivanhoe underground development project (4 km to the north, with 718,180 tonnes grading 44.2 g/t gold and 240 g/t silver) and Teck Cominco’s Silver Cloud prospect (5 km to the west), will be drilled by our JV partner, Great Basin Gold (GBG).  GBG is committed to drill a minimum 5,000 ft to test volcanic and basement stratigraphy near structures with chalcedonic quartz, argillic alteration, and anomalous gold and mercury mineralization.

CLOVER and SNO PROJECTS

Clover and Sno are located in the Midas Gold District approximately 17.8 km and 11.4 km west of Newmont’s Ken Snyder Mine, respectively.  High-grade, epithermal gold veins are hosted in the same rock package as the >5 million oz gold resource at the Ken Snyder Mine.

CLOVER PROJECT

Shortly after the 2003 acquisition of Clover property, a JV agreement with Newmont was made.  Newmont conducted airborne and ground geophysical surveys identifying an expansive EM anomaly in the Jake Creek structural zone.  This zone hosts high-grade drill intercepts of up to 9.7 meters grading 25.3 g/t gold.  Newmont elected to terminate the JV before drill testing the geophysical target or following-up on the ore-grade drill hole intercepts.  Consistent with the strategy to form Joint Ventures, Atna entered into an agreement with Grandcru Resources Corporation (GR).  GR will aggressively advance Clover with a required expenditure of US$500,000 by June 2005.

SNO PROJECT

During 2003, geologic mapping, surface sampling (grab samples up to 16.0 g/t gold), and data compilation identified several drill ready targets.  A JV agreement was formed with Pacific Ridge Exploration (PEX) in late 2003.  PEX will complete permitting for an initial drill test of Sno, scheduled for early summer 2004.

BEOWAWE PROJECT

The Beowawe project is 8.8 km east of the Mule Canyon mine 8.8.  Atna expanded the project area by acquiring private land parcels that are part of the broad zone (to 30 meters) of quartz-chalcedony veining and breccia flooding that strikes east-west along the controlling range-front fault system.  Geologic mapping, data compilation, and an IP-Resistivity survey were completed during 2003 identifying several targets in addition to the down-dip projection of the exposed anomalous vein system.  Atna expects to conclude an agreement with a partner who will contribute adjacent key parcels and advance the property through to the drilling stage.

DIXIE FORK/TRIPLE JUNCTION PROJECT

Field exploration during 2003 confirmed the presence of a strong Carlin-type gold alteration system at the project.  Strong silicification and indicator element geochemistry (arsenic, antimony, and mercury) are present in structurally controlled zones on the properties.  Drilling will target the intersection of structural hydrothermal fluid feeders with the favorable contact between the Mississippian Web Formation and the underlying Devonian Devils Gate Limestone.  This contact hosts the multi-million ounce Rain Deposit to the north.  Atna is seeking an appropriate partner for this deep, sediment-hosted, Carlin-type gold target to leverage our exploration dollars and share the inherent exploration risk.

Yukon

Atna has several polymetallic massive sulfide deposits in the Yukon.  The Wolverine Project, a JV between Atna (39.4%) and Expatriate Resources Ltd. (60.6%), is located in the Finlayson Lake district of southeastern Yukon.  The JV will expend $525,000 on summer exploration drilling to provide additional geotechnical information and fresh samples for metallurgical and dense media separation studies.  Atna, independent of the Joint Venture, will perform a stand-alone scoping study.  The company will maintain its assets in the Wolf and Marg properties and assessment work will be performed at the Marg property to keep the claims in good standing.

Yukon Polymetallic Massive Sulphide Asset Summary
Property	Atna Interest %	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn%
Wolverine	39.5%	6,237,000 [1]	1.76	370.9	1.33	1.55	12.66
Marg	67%	5,527,000 [2]	0.98	62.7	1.76	2.46	4.60
Wolf	65%	4,100,000 [3]	-	84.0	-	1.80	6.20

1 Nov. 97 resource estimate calculation by Westmin Resources Ltd.

2 Jan. 97 resource estimate calculation by J. P. Franzen, P. Eng.

3 Jan. 99 resource estimate calculation by Atna Resources Ltd.

Chile

Atna’s activities in Chile during 2003 were limited to maintaining our Celeste property (100% Atna) adjacent to the Cerro Negro Deposit.  Atna believes that with the strong spike in copper prices in late-2003, ENAMI will once again vend the Cerro Negro deposit and that Atna will then be in a position to venture or monetize this asset for the benefit of our shareholders.

In addition, Atna holds the Cachinal Project (100% Atna) is a grassroots bonanza-grade epithermal exploration target with surface assays up to 406 g/t gold, 185 g/t silver, and 1.22% zinc.  Cachinal is located between Meridian Gold’s El Penon underground gold/silver mine (over 2 million contained ounces of gold) to the south and the El Guanaco Mine (gold-enargite high level porphyry system) to the north.  A partner is carrying out a due diligence review prior to completing an agreement.